UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 24, 2026, SMX (Security Matters) Public Limited Company (the “Company”) amended its 2022 Incentive Equity Plan, as amended (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan from approximately 2,442,092 to 4,754,592 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 2,300,000 restricted stock units to certain of its executive officers, directors, and service providers. The RSUs granted are all subject to vesting, the earliest date of which is January 31, 2027.

As of April 23, 2026, the Company had 7,297,433 ordinary shares issued and outstanding.

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Numbers 333-294122 and 333-293520) and Form S-8 (File Numbers 333-288722, 333290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 24, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

	By:	/s/ Haggai Alon
	Name:	Haggai Alon
	Title:	Chairman and Chief Executive Officer